SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2010

BAYTEX ENERGY TRUST
(Translation of registrant’s name into English)

2800, 520 – 3rd AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 0R3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

The following documents attached as an exhibit hereto is incorporated by reference herein:

Exhibit No.	Document
99.1 99.2
BAYTEX ENERGY TRUST TO PRESENT AT THE BMO CAPITAL MARKETS LIFE AFTER ROYALTY TRUSTS CONFERENCE IN TORONTO, ONTARIO

BAYTEX ENERGY TRUST ANNOUNCES FILING OF INFORMATION CIRCULAR AND PROXY STATEMENT WITH RESPECT TO ITS CONVERSION TO A CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY TRUST (Registrant)

By: Baytex Energy Ltd.

_/s/W.Derek Aylesworth
Name: W. Derek Aylesworth
Title: Chief Financial Officer

Dated: November 9, 2010